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                          Securities and Exchange Commission

                               Washington, D.C.  20549

                                     SCHEDULE 13D

                    Under the Securities and Exchange Act of 1934

                                  STB Systems, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                     784741 10 0
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                                    (CUSIP Number)

                                   William E. Ogle
                                c/o STB Systems, Inc.
                                3400 Waterview Parkway
                                  Richardson, Texas
                                    (972) 234-8750
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 13, 1998
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on the following page(s))


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          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     William E. Ogle
                     ###-##-####

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          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     (a)

                     (b)
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          3          SEC USE ONLY
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          4          SOURCE OF FUNDS*

                     OO (See Item 3.)
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          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  / /
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          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
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                               7            SOLE VOTING POWER

      NUMBER OF                             1,628,328 (Subject to the
       SHARES                               restrictions set forth in the
    BENEFICIALLY                            Voting Agreement dated December
      OWNED BY                              13, 1998, the form of which is
        EACH                                filed as Exhibit 2 to this
      REPORTING                             Schedule 13D)   (See Item 4).
       PERSON
        WITH
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                               8            SHARED VOTING POWER

                                            0
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                               9            SOLE DISPOSITIVE POWER

                                            1,638,272 (Subject to the
                                            restrictions set forth in the
                                            Voting Agreement dated December
                                            13, 1998, the form of which is
                                            filed as Exhibit 2 to this
                                            Schedule 13D) (See Item 4)
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                               10           SHARED DISPOSITIVE POWER

                                            0


                                          2
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         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     1,638,272 (See Item  4)
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         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*
                                                                  / /
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         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.2%
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         14          TYPE OF REPORTING PERSON*

                     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.01 per share (the "STB COMMON STOCK"), of STB Systems, Inc., a Texas corporation ("ISSUER"). The principal executive offices of the Issuer are located at 3400 Waterview Parkway, Richardson, Texas 75080, and its telephone number at such address is (972) 234-8750.

Item 2.   IDENTITY AND BACKGROUND.

     (a)-(c), (f)   The name of the person filing this Schedule 13D is William
E. Ogle (the "REPORTING PERSON"). The Reporting Person's occupation is that of Chief Executive Officer of the Issuer. The business address of the Reporting
Person is 3400 Waterview Parkway, Richardson, Texas 75080.   The Reporting
Person is a United States citizen.

     (d)-(e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 13, 1998, 3Dfx Interactive, Inc. ("3DFX"), through its wholly-owned subsidiary Voodoo Merger Sub, Inc., a Texas corporation ("MERGER SUB"), agreed to acquire the Issuer by means of a merger (the "MERGER") pursuant to the terms of the Agreement and Plan of Reorganization dated as of December 13, 1998 (the "MERGER AGREEMENT"), by and among 3Dfx, Merger Sub and Issuer, and subject to the conditions set forth therein (including approval by the shareholders of Issuer). Pursuant to the Merger Agreement, Merger Sub will merge with and into Issuer and Issuer will become a wholly-owned subsidiary of 3Dfx. The Merger is subject to the approval of the Merger Agreement by the shareholders of 3Dfx and Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. A copy of the form of Merger Agreement is attached hereto as EXHIBIT 1 and are incorporated herein by this reference.

     Concurrently with the execution of the Merger Agreement, the Reporting Person and certain shareholders of Issuer entered into voting agreements, dated as of December 13, 1998 (each a "VOTING AGREEMENT," and collectively, the "VOTING AGREEMENTS"), with 3Dfx which agreements are described in more detail in
Item 6 below. Pursuant to the Voting Agreement the Reporting Person has granted 3Dfx an irrevocable proxy to vote the shareholder's shares of STB Common Stock in favor of the Merger (the "IRREVOCABLE PROXY"). No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the grant of the voting rights


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to 3Dfx with respect to the approximately 1,638,272 shares of STB Common Stock covered by the Reporting Person's Voting Agreement described in Item 6 below. A copy of the form of Voting Agreement and the Irrevocable Proxy are attached hereto as EXHIBIT 2 and are incorporated herein by this reference.

Item 4.   PURPOSE OF TRANSACTION.

     (a)-(b) As further described in Item 3 above and Item 6 below, this statement relates to the grant of the Reporting Person's voting rights in his STB Common Stock to 3Dfx as relates to the Merger of Merger Sub with and into Issuer in a statutory merger pursuant to the provisions of the Texas Business Corporation Act.

     As an inducement to 3Dfx to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, the Reporting Person who is a party to a Voting Agreement has, by executing a Voting Agreement, irrevocably appointed 3Dfx (or any nominee of 3Dfx) as his lawful attorney and proxy. Such proxies give 3Dfx the limited right to vote the shares of STB Common Stock beneficially owned by the Reporting Person (including any shares of STB Common Stock that the Reporting Person acquires after the time he entered into the Voting Agreements) (collectively, the "SHARES"). The Reporting Person beneficially owns 1,638,272(1)(2) shares of STB Common Stock.

     The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1 and 2 respectively.

     (c)  Not applicable.

     (d) It is anticipated that, upon consummation of the Merger, the directors and the initial officers of the surviving corporation in the Merger (the "SURVIVING CORPORATION") shall generally be the current directors and officers of Merger Sub (each of whom is an executive officer of 3Dfx), until their respective successors are duly elected or appointed and qualified.

     (e)  See the discussion of the Merger in Item 3 above.

     (f) Other than as a result of the Merger described in Item 3 above, not applicable.

     (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Texas Law and such Articles of Incorporation, except the name of the Surviving Corporation shall be "STB Systems, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) Upon consummation of the Merger, Issuer's common stock will be de-listed from


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The Nasdaq Stock Market.

     (i) Upon consummation of the Merger, Issuer's common stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "ACT"), pursuant to Section 12(g)(4) of the Act.

     (j) Other than as described above, the Reporting Person currently has no plan or proposal for an action similar to or which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of this Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

-------------------------
(1) Mr. Ogle is a party to a Right of First Refusal Agreement (the "Right of First Refusal Agreement") between STB Systems, Inc. (the "Company"), Mark
     S. Sims, William D. Balthaser, Jr. and himself. Pursuant to the terms of the Right of First Refusal Agreement, if Mr. Ogle, Mr. Sims or Mr. Balthaser proposes to sell any shares of common stock registered in his name as of the date of the closing of the Company's initial public offering, then Issuer will have a right of first refusal to purchase such shares on terms similar to those proposed. If the Issuer does not exercise its right to purchase all of the shares of common stock proposed to be sold by either Mr. Sims or Mr. Balthaser, then Mr. Ogle will have a right of first refusal to purchase those shares of common stock that the Issuer does not wish to purchase. If the foregoing rights of first refusal are not independently or collectively fully exercised, then the shares not purchased may be sold in accordance with the proposed terms of sale. Notwithstanding the foregoing, the Right of First Refusal Agreement does not restrict the ability of Messrs. Ogle, Sims or Balthaser to sell shares of common stock in the public market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

(2) Includes options to purchase 139,201 shares of common stock that are exercisable within 60 days of December 17, 1998. Also includes 12,375 shares held by Mr. Ogle pursuant to an Individual Retirement Account and 9,944 shares held by him pursuant to Issuer's 401(k) Savings Plan.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As a result and subject to the terms and restrictions of the Voting Agreement and the irrevocable proxy granted pursuant thereto, the Reporting Person has granted the sole power to vote an aggregate of approximately 1,628,328 shares of STB Common Stock to 3Dfx for the limited purposes described in Item 6 below. Such shares constitute approximately 12.2% of the issued and outstanding shares of STB Common Stock as of December 13, 1998. Other than with respect to the provisions of the Voting Agreements, 3Dfx does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of STB Common Stock with regard to the limited purposes set forth in Item 6 below or otherwise. Except as provided by the Voting Agreement and Irrevocable Proxy, and excluding shares held pursuant to Issuer's 401(k) Savings Plan, the Reporting Person has the


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     sole power to vote or to direct the vote or to dispose or direct the disposition of its shares of STB Common Stock.

     (c) Except as describe herein, the Reporting Person has not effected any transaction in the STB Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into Issuer and Issuer will become a wholly-owned subsidiary of 3Dfx. Upon consummation of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Issuer with Issuer remaining as the Surviving Corporation. As a result of the Merger, each outstanding share of STB Common Stock, other than shares owned by Issuer (i.e. Issuer treasury shares), Merger Sub, 3Dfx or any wholly-owned subsidiary of Issuer, will be converted into the right to receive 0.65 of a share of 3Dfx Common Stock. Outstanding options or warrants to purchase Issuer's common stock will be treated in the manner described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this Schedule 13D and incorporated herein in its entirety by reference.

     In exercising its right to vote the Shares as lawful attorney and proxy of the Reporting Person pursuant to the Voting Agreement, 3Dfx (or any nominee of 3Dfx) will be limited, at every Issuer shareholders meeting and every written consent in lieu of such meeting, to vote the shares of STB Common Stock (i) in favor of approval of the Merger and the Merger Agreement and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than 3Dfx and any liquidation or winding up of the Issuer. The Reporting Person may vote his own shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "EXPIRATION DATE"). The Reporting Person has agreed not to transfer his Shares prior to the Expiration Date. Moreover, the Reporting Person has granted 3Dfx an irrevocable proxy to vote the shares beneficially owned by the Reporting Person in favor of the Merger. The terms of the Voting Agreements are more fully described in the Merger Agreement, attached hereto as EXHIBIT 1, and the Voting Agreement and the Irrevocable Proxy, attached hereto as EXHIBIT 2. Each of the Merger Agreement, the Voting Agreement and the Irrevocable Proxy is incorporated herein by this reference.

     Other than the Merger Agreement, the Voting Agreement the Right of First Refusal Agreement and such other benefit and option plans as routinely entered into between the Reporting Person and Issuer, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1 and 2 respectively.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
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     1         Agreement and Plan of Reorganizations, dated December 13, 1998, by and among 3Dfx Interactive, Inc., a California corporation, Voodoo Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of 3Dfx Interactive, Inc., and STB Systems, Inc., a Texas corporation.

     2 Form of Voting Agreement, dated December 13, 1998, between 3Dfx Interactive, Inc., a California corporation, and certain shareholders of STB Systems, Inc., a Texas corporation.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




DATED:    December 22, 1998


                              ____________________________________
                              William E. Ogle